[CLIFFORD CHANCE LETTERHEAD]

February 27, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Morgan Stanley FX Series Funds Securities Act File No. 333-______ Investment Company Act File No. 811-______

Dear Sir or Madam:

On behalf of Morgan Stanley FX Series Funds, a Massachusetts business trust (the ‘‘Fund’’), attached herewith for filing is the initial registration statement (the ‘‘Registration Statement’’) for the Fund filed on Form N-1A.

We understand that we may expect comments on this filing in approximately 30-45 days. We anticipate filing a subsequent amendment to the Registration Statement to incorporate all comments, and include all consents and opinions, as well as any other required information. No fees are required in connection with this filing.

Should you have any questions regarding the Registration Statement or the foregoing matters, please do not hesitate to contact Stuart M. Strauss at (212) 878-4931 or Lou Anne McInnis of Morgan Stanley at (212) 762-5262.

Very truly yours,
/s/ Stuart M. Strauss Stuart M. Strauss